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                           December 2, 2022

       Kailas Agrawal
       Chief Financial Officer
       PARTS iD, Inc.
       1 Corporate Drive, Suite C
       Cranbury, New Jersey 08512

                                                        Re: PARTS iD, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 14,
2022
                                                            File No. 001-38296

       Dear Kailas Agrawal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Estimates
       Revenue Recognition, page 41

   1. You state that if actual unshipped and undelivered orders are not consistent with your estimates, the impact
on your revenue for the applicable reporting period could be material. Please
disclose how much each estimate has changed for the periods provided, and the sensitivity of
the reported amounts to the methods, assumptions and estimates underlying its
calculation. Refer to item 303(b)(3) of Regulation S-K.
 Kailas Agrawal
FirstName
PARTS iD,LastNameKailas    Agrawal
           Inc.
Comapany2,
December   NamePARTS
             2022        iD, Inc.
December
Page 2    2, 2022 Page 2
FirstName LastName
Audited Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-10

2. On page 16, you state that you outsource the distribution and fulfillment operation for most of the products you sell and are dependent on drop-ship product vendors to manage inventory, process orders and distribute those products to customers. You further state that because you outsource a number of traditional retail functions to product vendors, you have limited control over how and when orders are fulfilled. Please provide us with a detailed analysis of how you determined that you are the principal in these transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3271 or Joe Parker at 202-551-3651 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services